DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
The Manager
Our company operates under the direction of our Manager, who along with our affiliate companies are responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Our manager has established a team of independent Advisors that will assist in decisions with respect to all asset acquisitions, dispositions and logistics. Our manager is required to devote such time to our affairs as their duties require. Our manager is responsible for determining maintenance required in order to maintain or improve the asset?s quality. Additionally, our Manager will determine how to monetize the underlying assets by evaluating potential sale offers.
Our company will follow guidelines adopted by our manager and implement policies set forth in the operating agreement unless otherwise modified by our manager. Our Manager may establish further written policies and will monitor our administrative procedures as well as responsibilities held at Blackchip affiliate companies regarding investment operations and performance to ensure that the policies are fulfilled. Without approval from interest holders, our manager may change our objectives at any time. Our manager performs its duties and responsibilities pursuant to the operating agreement. Our manager maintains a contractual relationship with us and our interest holders. Furthermore, we have agreed to limit the liability of our manager.
Manager & Affiliate Entities Responsibilities:
Asset Sourcing:
Oversee the overall underlying asset sourcing. Structure and negotiate the terms and conditions of transactions pursuant to which underlying assets may be sold or otherwise disposed. Manage all assets sourcing and acquisition activities including, creating the asset acquisition agreements, organizing and evaluating due diligence for asset acquisition opportunities, and structuring partnerships with collectors, wineries, distilleries and galleries who may provide opportunities to source quality assets.
Offering related services
Our Manager will create and manage all membership interests for offerings related to underlying assets on the Blackchip Platform. Manger will coordinate with company lawyers and accountants as necessary to create and submit all necessary regulatory filings including, but not limited to, Commission filings and financial audits.
Investor Relations Services
Our Manager along with our affiliates will maintain communications with interest holders, including answering e-mails, preparing and sending written and electronic reports and other communications as they arise. The Blackchip Platform will aim to establish advanced infrastructure to better help the investors with support and other services.
Administrative Services
Our Manager along with our affiliates will oversee and maintain all necessary reporting, record keeping, internal controls in order to allow us to comply with applicable law. Maintain accounting and activity data as will be required to prepare and to file all periodic financial reports with the Commission and any other regulatory agency, including annual financial statements. Additionally, our Manager and our affiliate companies will conduct market research for economic and statistical data in connection with the underlying assets and the general art, wine and whisky markets.
Directors, Executive Officers and Key Employees of the Manager The following table sets forth the name and position of each of the current executive officers, directors and significant employees of our manager.
Name: Nicholas J. Beato
Position: Chief Executive Officer
Age: 26
Term of Office (Beginning): 11/1/2020
Approximate hours per week for part-time employees: N/A

Nicholas J. Beato - Mr. Beato's professional experience lies in the field of financial services with clients in the hedge fund and private equity industry. He is also an active art collector and long-time crypto investor. His passion for unique investments drove him to innovate the rare alternative asset industry. He created Blackchip with the goal to make rare assets more accessible.
Our Manager has never been involved or convicted in a criminal proceeding (excluding traffic violations and other minor offences)